Mail Stop 4561

      					December 13, 2005


Mark E. Rose
Chief Executive Officer and Secretary
Grubb & Ellis Realty Advisors, Inc.
2215 Sanders Road, Suite 400
Northbrook, IL  60062

Re:	Grubb & Ellis Realty Advisors, Inc.
	Amendment No. 1 to Registration Statement on Form S-11
      Filed November 28, 2005
      File No. 333-129190

Dear Mr. Rose:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your description of the warrant purchase agreement between
Grubb & Ellis Company and Deutsche Bank Securities in response to our prior comment number 5. Please move your description of the agreement from the cover page to your summary section and include a discussion of the business reasons for the agreement, similar to the discussion set forth in the final sentence of the first paragraph on page 82. In addition, please provide us with a detailed analysis addressing the applicability of Regulation M in the context of the warrant purchase agreement, addressing relevant interpretations and no action letters, such as Key Hospitality Acquisition Corp. (October
18, 2005).

2. Please include the disclosure required by Item 25 of Form S-11, or tell us where it has been included in your disclosure.

Prospectus Cover Page

3. We note your response to comment 2. Please disclose that investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Summary, page 1

4. Please briefly describe what, if any, operations you anticipate will be conducted by your employees, rather than by employees of your corporate shareholder pursuant to the service agreements.

5. We note your new disclosure in response to our prior comment number 14. Please revise to include your new disclosure under a separately captioned heading identifying it as a discussion of benefits to affiliates and conflicts. In addition, please tell us why you have included your potential credit agreement with Deutsche
Bank in this discussion.

The Offering, page 4

6. We have reviewed your revised disclosure in response to our prior comment number 17. Please revise your disclosure further to explain what happens to the units if a holder chooses to trade the warrants and the common stock separately.

7. We note your response to our prior comment number 18; however, it is not clear which redemption provisions provide liquidity to cushion the market reaction to your redemption call. Please clarify.

8. Refer to your description of the warrant purchase agreement between Grubb & Ellis Company and Deutsche Bank on page 6. Please clarify whether the third-party broker-dealer may decide to purchase less than $2 million of your warrants, even if the market price is below $.70.

Risks, page 10

9. Please expand your summary discussion of risks to include a series of short concise paragraphs highlighting each of the principal factors that make the offering speculative, including:

* Your lack of any assets or operating history;
* Significant benefits to affiliates; and
* Investors` funds being placed in escrow for up to 24 months.

See Item 3(b) of Form S-11.

Risk Factors, page 12

The American Stock Exchange may delist our securities from quotation on its exchange which would limit investors` ability to make transactions in our securities and subject us to additional trading restrictions, page 23

10. If you have not yet been accepted for listing on the American
Stock Exchange, please refrain from stating that your shares will be listed on the American Stock Exchange, as you have done in the first sentence under this risk factor heading.

Underwriting, page 58

11. We note that you have included a calculation of the fair value of the option you will issue to Deutsche Bank. Please include this additional underwriters` compensation in the table at the bottom of page 80. Refer to Item 508(e) of Regulation S-K.

Part II.  Information Not Required in Prospectus

12. Please amend Part II to conform to the item requirements of Form
S-11.

Exhibits

13. We have reviewed counsel`s opinion set forth as Exhibit 5.1. Please provide a revised form of opinion referring to your common stock, par value $.0001 per share, rather than $0.001 per share. In addition, please provide a revised opinion covering the $100 option to be issued to Deutsche Bank, not just the securities underlying the option.

14. Refer to the first paragraph on the second page of counsel`s opinion. Please clarify that these limitations relate only to counsel`s second opinion.

15. Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "Delaware
General Corporation Law" includes the statutory provisions as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Yolanda Crittenden at 202-551-3472 or Cicely Lucky, Accounting Branch Chief, at 202-551-3413 if you have questions
regarding comments on the financial statements and related
matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Clifford A. Brandeis, Esq. (via facsimile)
	Zukerman Gore & Brandeis, LLP

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Mark E. Rose
Grubb & Ellis Realty Advisors, Inc.
December 13, 2005
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